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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: July 21, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream renews two-year, $4 million contract with WestJet

— Allstream's complete communication solution helps WestJet leverage technology to grow its low-cost service model —

        TORONTO, ON (July 21, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced that it has renewed a two-year, $4 million agreement with WestJet Airlines of Calgary, Alberta, to provide a full range of telecommunications services to Canada's leading national low-fare airline.

        With this agreement, Allstream will maintain its position as the airline's primary provider of data, Internet, local and long distance voice services to help WestJet leverage leading-edge technologies to effectively manage all of its customer contact channels, complementing its unique low-cost, customer-focused business model.

        Among services provided by Allstream to WestJet is their high speed data network which offers a reliable and scalable, fully-fibre-optic broadband connection between WestJet's head office, data centres, hangars and call centre facilities. Allstream's Internet services, including shared hosting for WestJet's e-commerce operations, will encompass customized load balancing technology to ensure efficient communication volume routing for its rapidly growing web-based ticket sales operation.

        Allstream will also provide all of WestJet's toll-free services and support its call centre equipment, including advisory services by Allstream IT Services to maximize the effective use of technology at the Calgary call centre. Allstream has deployed Transfer Connect Service, allowing WestJet to efficiently transfer, and track calls to partner organizations that offer auto rental and accommodation to guests.

        "Our relationship with WestJet spans three years, and we're pleased to continue our successful strategic partnership and continue to meet their complex technology needs as they experience new growth opportunities," said John MacDonald, President and Chief Operating Officer, Allstream. "This is another example of our ability to collaborate with our customer and deliver unique communication solutions that help them compete more effectively."

        "As we've grown and added new cities to our route system, we required a communication system that could handle rapidly changing reservation volumes and a network that can reach all of our destinations and facilities," said Donald Bell, Senior Vice President, Customer Service, WestJet. "Allstream was very responsive in developing a unique solution that has helped us manage our dramatic growth and deploy added self-service options. Allstream has been our technology partner by mirroring our flexible, forward-focused culture and helping us quickly adopt the right technologies to grow our business at a moment's notice."

        "WestJet has been so successful because of their unique passion for serving their guests, and by embracing technology and innovation to provide efficient, reliable service, "said John MacDonald. "We're extremely proud that our customized solutions and our robust and reliable network are helping them creatively respond to their customers while maintaining their competitive edge."

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSand ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

About WestJet

        WestJet serves the 26 Canadian cities of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Calgary, Edmonton, Grande Prairie, Fort McMurray, Saskatoon, Regina, Winnipeg, Sudbury, Sault Ste. Marie, Thunder Bay, London, Ottawa, Hamilton, Toronto, Moncton, Halifax, Windsor, Montral, St. John's and Gander. WestJet is publicly traded on the Toronto Stock Exchange under the symbol WJA.

Note to Investors
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Siobhan Vinish, WestJet
(Pronounced Shavon)
Director, Public Relations & Communications
403-444-2615

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream renews two-year, $4 million contract with WestJet
— Allstream's complete communication solution helps WestJet leverage technology to grow its low-cost service model —